

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 11, 2024

Bin Zhai
Chief Executive Officer
CNFinance Holdings Ltd.
44/F, Tower G, No. 16 Zhujiang Dong Road
Tianhe District, Guangzhou City
Guangdong Province 510620
People's Republic of China

>   **Re: CNFinance Holdings Ltd.**
>   **Form 20-F for Fiscal Year Ended December 31, 2022**
>   **File No. 001-38726**

Dear Bin Zhai:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Finance

cc: James C. Lin, Esq.